October 11, 2000



VIA ELECTRONIC FILING
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Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


        Re:  Merrill Lynch Developing Capital Markets Fund, Inc.
             Post-Effective Amendment No. 15 to
             Registration Statement on Form N-1A
             (Registration Nos. 33-28248 and 811-5723)
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Ladies and Gentlemen:

     On behalf of Merrill Lynch Developing Capital Markets Fund, Inc. (the "Fund") and pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), we hereby request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of Post-Effective Amendment No. 15 to the Fund's Registration Statement. The Fund is an open-end investment company.

     By proxy statement dated May 26, 2000, filed with the Commission on May 5, 2000, for a meeting of the Fund's shareholders on July 10, 2000 (the "Shareholder Meeting") the Board of Directors of the Fund sought shareholder approval to amend the investment objective and policies of the Fund. The proposed amendments to Fund's investment objective and policies did not receive the required vote of the shareholders at the Shareholder Meeting or at any adjournment thereof.

     The Fund filed Post-Effective Amendment No. 15 with the Commission on August 16, 2000, pursuant to Rule 485(a) under the Securities Act. Such filing was made (a) to include financial statements of the Fund for the fiscal year ended June 30, 2000 (the "2000 Financial Statements"), (b) to disclose the proposed amendments to the investment objective and policies of the Fund, and
(c) to make certain non-material updating changes.

         Since the Fund did not receive the required shareholder approval to amend its investment objective and policies, the Fund will (i) withdraw Post-Effective Amendment No. 15 on October 11, 2000, pursuant to Rule 477 under the Securities Act, and subsequently (ii) file Post-Effective Amendment No.
16, pursuant to Rule 485(b) under the Securities Act. Post-Effective Amendment No. 16, which will include the 2000 Financial Statements and certain non-material updating changes, will become automatically effective under the Securities Act, pursuant to Rule 485(b) under the Securities Act immediately upon filing.

     If you should have any questions or comments regarding this filing, please contact Ellen W. Harris at (212) 839-5583 or Nancy S. Vann at (212) 839-5457.



                           Merrill Lynch Developing Capital Markets Fund, Inc.



                           /s/ Donald C. Burke

                           By
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                               Donald C. Burke, Vice President and Treasurer







cc:      John Ganley, Esq.
         Securities and Exchange Commission